Robert J. Rapport

Marsh & McLennan Companies, Inc.

1166 Avenue of the Americas

New York, New York 10036

212 345 5260 Fax 212 345 6139

robert.j.rapport@mmc.com

www.mmc.com

June 14, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attn: Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Re:	Marsh & McLennan Companies, Inc.
Form 10-K for the year ended December 31, 2005
File No. 1-05998

Dear Mr. Rosenberg:

This letter provides the responses of Marsh & McLennan Companies, Inc. (“MMC” or “we”) to the comments in your May 30, 2006 letter to Michael G. Cherkasky regarding MMC’s Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”).

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis

Significant Developments in 2005, page 29

1. On page 30 and again on page 45 you indicate that you have approximately $130 million in receivables from market services agreements earned prior to October 1, 2004 and you are seeking to enforce the contracts in an attempt to collect these amounts. Please provide to us, in a disclosure-type format, a discussion of the effect that any inability to collect on these receivables has on the operations, liquidity and financial position of the company. Please include in your discussion, the amount of any allowance management has established against these receivables, the status of management collection efforts and the specific reasons why management still believes these amounts are collectible given the substantial amount of time that has elapsed.

Response to Comment 1. Effective October 1, 2004, MMC ceased the practice of participating in contingent compensation or “market services” agreements with insurers. At December 31, 2005, MMC had accrued but not yet collected approximately $130 million of market services revenue relating to the operation of such agreements prior to

June 14, 2006

Mr. James B. Rosenberg

SEC

October 2004. Accordingly, this balance was reflected in accounts receivable in MMC’s consolidated balance sheet at December 31, 2005.

If MMC were to conclude that some amount of its market services receivable was uncollectible, we would record a corresponding allowance against the receivable. This would result in a charge to earnings in the amount of the allowance, as well as a like reduction of working capital and shareholders’ equity (net of a tax benefit of approximately 35%). In addition, our future operating cash flows would not include the conversion into cash of the uncollectible portion of the receivable. MMC respectfully refers the Staff to pages 30, 36, 37, and 45 of the 2005 Form 10-K, where we discuss the potential impact of market services revenue and the related receivable on MMC’s consolidated operating income, the operating income of the risk and insurance services segment and MMC’s consolidated operating cash flows.

MMC’s management reviews the facts and circumstances that exist during each reporting period in assessing the collectibility of the receivable for market services revenue. At this time, management believes that the entire outstanding receivable is collectible. This view is based on our belief that (i) the accrued revenues underlying the receivable are due to MMC from various insurers under enforceable contracts and (ii) those insurers are capable of paying the amounts that are contractually due.

Management does not believe that the mere passage of time since the outstanding market services revenue was earned calls into question the collectibility of the receivable. MMC believes that the multiple regulatory investigations and lawsuits beginning in late 2004 with regard to contingent compensation have made some insurers reluctant to pay consideration due under contingent compensation agreements until the regulatory and litigation environment has developed further. We do not interpret this reluctance as indicating a definitive unwillingness to pay MMC outstanding amounts due. MMC has maintained a dialogue and continues to transact business in the normal course with the insurers who owe us contingent compensation balances.

In addition, MMC believes that its collection experience to date supports the view that the current market services receivable is collectible. At December 31, 2004, the accounts receivable balance related to market services revenue was approximately $282 million. During 2005, we collected approximately $152 million of this amount, thereby reducing the outstanding balance to $130 million at December 31, 2005. During 2006 to date, MMC has collected approximately $66 million of the year-end receivable,

June 14, 2006

Mr. James B. Rosenberg

SEC

leaving an outstanding balance of approximately $64 million. To the extent MMC is unable to obtain an unequivocal payment commitment from the remaining insurers that owe unpaid balances, management will initiate legal proceedings to enforce MMC’s contractual rights.

In view of the factors described above, management continues to believe that the full amount of the current market services receivable is collectible, and thus has not recorded an allowance against it. MMC believes that the potential impact of any collectibility risk is appropriately disclosed in the aforementioned pages of the 2005 Form 10-K.

Financial Statements

Note 4: Acquisitions and Dispositions, page 65

2. It appears the Kroll acquisition met the significant subsidiary test at the 10 percent level in rule 1-02(w) of Regulation S-X. Please provide us in disclosure-type format the description of factors contributing to your significant goodwill, the intangible asset disclosures and the pro forma information as required by paragraphs 51b, 52, 54 and 55 of SFAS 141.

Response to Comment 2. Following MMC’s announcement of its agreement to purchase Kroll Inc., management reviewed the potential financial disclosure requirements relating to the acquisition. MMC referred to Items 3-05 and 11-01 of Regulation S-X, which set forth the requirements for filing, respectively, historical financial statements of an acquired business and pro-forma financial information reflecting the results of the acquired business. Management determined that none of the conditions specified in the definition of “significant subsidiary” in Item 1-02(w) of Regulation S-X exceeded 20 percent. Therefore in accordance with Item 3-05(b)(2)(i), management determined that no historical Kroll financial statements were required to be filed. Item 11-01 (c) provides that the pro-forma financial information need not be presented if separate financial statements of the acquired business are not themselves being filed.

In evaluating potential disclosure requirements under SFAS 141, management referred to its conclusion that, for purposes of Regulation S-X, Kroll was not a significant subsidiary at the 20 percent level. MMC also considered qualitative factors, including

June 14, 2006

Mr. James B. Rosenberg

SEC

the fact that Kroll was a separate public company prior to its acquisition by MMC, and its financial results were publicly available. Based on these factors, management concluded that the Kroll acquisition was not a “material business combination” for purposes of paragraphs 54 and 55 of SFAS 141 and that, therefore, MMC was not required to include pro-forma information in the notes to its financial statements. With respect to the disclosures required under paragraphs 51b and 52, MMC believes that this information was appropriately provided in the period of acquisition, as required by SFAS 141. We respectfully refer the Staff to notes 7 and 8 to the consolidated financial statements included in MMC’s Form 10-Q for the quarter ended September 30, 2004 and notes 4 and 5 to the consolidated financial statements included in MMC’s Form 10-K for the year ended December 31, 2004. Nonethele s s, MMC will include the pro-forma information contemplated in SFAS 141 in its Form 10-Q for the quarter ending June 30, 2006.

Note 9: Stock Benefit Plans, page 76

3. On page 78 you indicate that on March 16, 2005 you began granting stock option awards that provide for a performance-based triggering event before a vested option can be exercised. It appears that these awards have market conditions and not performance conditions as identified in paragraph 19 of SFAS 123R since these triggering events are based on your stock price. Please explain to us how you are accounting for these options including your accounting treatment if the market condition is not met. Please reference the authoritative literature you relied upon to support your position.

Response to Comment 3. MMC used the term “performance-based” on page 78 of the 2005 Form 10-K more generally, to refer to awards that have other than service-based conditions. In using this term, we were not attempting to specify whether the awards included market conditions or performance conditions as those terms are defined in SFAS 123(R).

As disclosed on page 78 of the 2005 Form 10-K, the option awards in question “will only become exercisable if the market price of MMC’s stock appreciates to a level of 15% above the exercise price of the option....” We have accounted for these options as awards with market conditions. In accordance with paragraph 19 of SFAS 123(R), we have included the market conditions in MMC’s determination of the fair value of the award on the date of grant and recorded the expense for the awards upon satisfaction

June 14, 2006

Mr. James B. Rosenberg

SEC

of only the service condition. The expense will not be adjusted if the market condition is not met. Beginning with the Form 10-Q for the quarter ending June 30, 2006, we will include disclosure substantially in the form set forth below:

"MMC accounts for these awards as market-condition options. The effect of the market condition is reflected in the grant-date fair value of such awards. Compensation cost is recognized when the requisite service is rendered and is not adjusted if the market condition is not met."

MMC also acknowledges that:

•	MMC is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and

•	MMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert J. Rapport

Robert J. Rapport

Vice President & Controller

Copy:	Michael G. Cherkasky
M. Michele Burns
Peter J. Beshar